EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-80259; 333-14093; 333-14137; and 333-144480 on Form S-8 of our reports dated December 15, 2006, relating to the consolidated financial statements and financial statement schedule of Synovis Life Technologies, Inc. and Subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the Company’s method of accounting for share-based compensation by adopting Statement of Financial Accounting Standards No. 123(R), as discussed in Note 7 to the consolidated financial statements), appearing in this Annual Report on Form 10-K of Synovis Life Technologies, Inc. and Subsidiaries for the year ended October 31, 2007.
/S/ DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
January 3, 2008